UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Novelion Therapeutics Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

67001K202

(CUSIP Number)

Mark DiPaolo

General Counsel

Sarissa Capital Management LP

660 Steamboat Road

Greenwich, CT 06830

203-302-2330

With a copy to:

Todd E. Mason

Thompson Hine LLP

335 Madison Avenue

12th Floor

New York, New York 10017-4611

(212) 344-5680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,934,296
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,934,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.86%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,934,296
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,934,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.86%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,316,953
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,316,953
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 617,343
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 617,343
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Common Stock, without par value (the “Shares”), issued by Novelion Therapeutics Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 5, 2016 and amended by amendment Nos. 1 and 2 thereto (as amended the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined herein), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Catapult and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Elian Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to private investment funds, including Sarissa Offshore and Sarissa Catapult (collectively, the “Sarissa Funds”). The ultimate general partner of each of Sarissa Capital and Sarissa Offshore and the managing member of Sarissa Catapult is controlled by Dr. Denner. Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended by adding the following:

The aggregate amount paid by the Sarissa Funds in connection with the Loan Agreement (as defined in Item 4 below) and the issuance of the Warrants (as defined in Item 4 below) was $10 million for which the source of funding was the general working capital of the respective Sarissa Funds.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On March 15, 2018, Aegerion Pharmaceuticals, Inc. (“Aegerion”), a wholly-owned subsidiary of the Issuer, entered into a loan and security agreement (the “Loan Agreement”) with the Sarissa Funds and certain other parties (the Sarissa Funds together with such other parties are referred to herein as the “Lenders”), pursuant to which the Lenders have made a term loan (the “Loan”) to Aegerion in an aggregate amount of $20 million, $10 million of which was loaned by the Sarissa Funds.

The Loan will accrue interest at the rate of 9% per annum.  Following an event of default and so long as an event of default is continuing, the interest rate would increase by 3% per annum.  Interest will accrue and compound quarterly in arrears and is not be payable in cash until the Loan Maturity Date (as defined below) or any earlier time that interest and principal become due and payable under the Loan. The Loan may be prepaid, in whole or in part, by Aegerion at any time without premium or penalty.

The Loan matures on the earliest of (i) August 1, 2019, (ii) thirty (30) days prior to the maturity date of Aegerion’s 2.0% convertible senior notes due August 15, 2019 (the “Convertible Notes”), (iii) the date that any restructuring or recapitalization of all or substantially all of the Convertible Notes, including any exchange offer or similar transaction (a “Note Restructuring Transaction”), is substantially consummated and (iv) upon acceleration of the obligations under the Loan Agreement (such earliest date, the “Loan Maturity Date”).

Aegerion’s obligations under the Loan Agreement are secured by substantially all of the assets of Aegerion, subject to certain contractual limitations (if any) and other exclusions set forth in the Loan Agreement and related documentation.  The liens on the assets of Aegerion granted to secure the Loan are subordinate to the liens granted in favor of the Issuer to secure Aegerion’s obligations to the Issuer pursuant to the Amended and Restated Senior Loan Agreement (the “Senior Loan Agreement”), dated as of March 15, 2018, between Aegerion and the Issuer. Pursuant to terms of the subordination agreement (the “Subordination Agreement”) entered into on March 15, 2018, by the Issuer, Aegerion and the Lenders, the Loan is subordinate to approximately $40 million of obligations of Aegerion to the Issuer under the Senior Loan Agreement.

The Loan Agreement includes affirmative and negative covenants, including prohibitions on the incurrence by Aegerion and its subsidiaries of any additional indebtedness (other than trade debt in the ordinary course, the debt under the Senior Loan Agreement (including up to an additional $20 million of additional debt thereunder to the extent such additional debt is subordinated to the Loan), the sale, transfer or exclusive license of (other than in the ordinary course), or the granting of liens on, certain assets.  In addition, the Loan Agreement includes customary events of default for a transaction of this type, and includes a cross-default to the occurrence of any event of default under the Senior Loan Agreement or under the Convertible Notes. Certain Myalept “spin-out” transactions would also be permitted under the Loan Agreement.

As consideration for the Loan, (i) Sarissa Offshore was issued a warrant to purchase an aggregate of 619,231 Shares and (ii) Sarissa Offshore was issued a warrant to purchase an aggregate of 290,065 Shares (collectively, the “Warrants”).  The Warrants have an exercise price equal to $4.40 per share, representing the volume weighted average price of the Shares for the 20 trading days ending on March 14, 2018, and a term of four years.  Pursuant to the terms of the Warrants, the Issuer has agreed that, subject to certain limitations, upon the request of any Lender, the Issuer will file a registration statement covering any or all of the Shares issuable to such Lender upon exercise of the Warrants, which registration statement would provide for the resale of such Shares.

The foregoing summaries of the Loan Agreement, the Warrants and the Subordination Agreement are subject to, and qualified in their entirety by reference to, the Loan Agreement, the Form of Warrant and the Subordination Agreement, which are referred to as Exhibits 2, 3 and 4, respectively in Item 7 below, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Initial Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,934,296 Shares representing approximately 9.86% of the Issuer's outstanding Shares (based upon the 18,703,204 Shares stated to be outstanding as of May 12, 2018 by the Issuer in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2018 and 909,296 Shares underlying the Warrants).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 1,316,953 Shares (including 619,231 Shares underlying Warrants). Sarissa Catapult has sole voting power and sole dispositive power with regard to 617,343 Shares (including 290,065 Shares underlying Warrants). Sarissa Capital, as the investment advisor to the Sarissa Funds and as the managing member of Sarissa Catapult, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,934,296 Shares held by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner and as controlling the ultimate general partner of Sarissa Offshore, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,934,296 Shares held by the Sarissa Funds.

Item 7.	Material to Be Filed as Exhibits.

1	Joint Filing Agreement of the Reporting Persons, filed herewith.
2	Loan Agreement, filed as Exhibit 10.1 to Novelion Therapeutics Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2018 and is hereby incorporated by reference.
3	Form of Warrant, filed as Exhibit C to Exhibit 10.1 to Novelion Therapeutics Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2018 and is hereby incorporated by reference.
4	Subordination Agreement, filed as Exhibit 10.3 to Novelion Therapeutics Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2018 and is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2018

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
	Name:	Mark DiPaolo
	Title:	General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
	Name:	Mark DiPaolo
	Title:	Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC

By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
	Name:	Mark DiPaolo
	Title:	General Counsel

/s/Alexander J. Denner
Alexander J. Denner